RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1183
Facsimile (310) 208-1154

May 7, 2009

VIA EDGAR

Mara Ransom, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Current Media Inc. Amendment No. 1 to Registration Statement on Form S-1 Your File No. 333-158951

Dear Ms. Ransom:

In accordance with our telephone conversation on May 6, 2009, Live Current Media Inc. has filed today Amendment No. 1 to its registration statement on Form S-1.  The purpose of the amendment is to include in the filing the report of Ernst & Young LLP on the Company’s financial statements for the year ended December 31, 2008.  We have also included an updated consent from Ernst & Young LLP and updated certain information from April 29, 2009 to May 5, 2009.

Please don’t hesitate to contact the undersigned with any further questions or comments regarding this filing.  My direct dial number is (707)-937-2059.

Very truly yours, RICHARDSON & PATEL LLP By:/s/ Mary Ann Sapone MARY ANN SAPONE